SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

_________________________________________________________________

               AMPAL - AMERICAN ISRAEL CORPORATION
_________________________________________________________________
                        (Name of Issuer)


            Class A Stock, par value $1.00 per share
_________________________________________________________________
                 (Title of Class and Securities)


                           032015 10 9
_________________________________________________________________
              (CUSIP Number of Class of Securities)

                   Kenneth L. Henderson, Esq.
         Robinson Silverman Pearce Aronsohn & Berman LLP
                   1290 Avenue of the Americas
                    New York, New York  10104
                         (212) 541-2000

_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          May 12, 1996
_________________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                                   ( )

Check the following box if a fee is being paid with this
Statement:                                   (X)

                                      SCHEDULE 13D

CUSIP No. 032015-10-9
          -----------


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
- -----------------------------------------------------------------
                                                              __
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |__|

                                                              __
                                                         (b) |__|
- -----------------------------------------------------------------
3    SEC USE ONLY

- -----------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, AF
- -----------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED __
     PURSUANT TO ITEMS 2(d) or 2(E)                          |__|

- -----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
- -----------------------------------------------------------------
          7    SOLE VOTING POWER
NUMBER OF      7,242,352*

SHARES    -------------------------------------------------------
          8    SHARED VOTING POWER
BENEFICIALLY   0

OWNED BY  -------------------------------------------------------
          9
EACH           SOLE DISPOSITIVE POWER
               7,242,352*
REPORTING

PERSON    -------------------------------------------------------
          10   SHARED DISPOSITIVE POWER
               0
WITH

- -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,242,352*
- -----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   __
     CERTAIN SHARES*                                         |__|


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.4%*
- -----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
CO
- ----------------------------------------------------------------

* The Reporting Person has a right to acquire 5,742,351 shares of Class A Stock and up to an additional 1,500,000 shares of Class A Stock or Common Stock pursuant to a Stock Purchase
     Agreement dated May 12, 1996.
Item 1.   Security and Issuer

          This Statement relates to the acquisition by Rebar Financial Corp. ("Rebar") of up to 7,242,352 shares of Class A Stock, par value $1.00 per share (the "Class A Stock") of Ampal-
American Israel Corporation (the "Issuer").   The principal
executive offices of the Issuer are located at 1177 Avenue of the Americas, New York, New York 10036.

Item 2.   Identity and Background

          (a)-(c), (f). This Statement is being filed by Rebar Financial Corp., a corporation organized under the laws of the British Virgin Islands with a business address at c/o Icaza, Gonzalez-Ruiz & Aleman (BVI), Ltd., Wickhams Cay, Road Town, Tortola, British Virgin Islands. Rebar was formed for the purpose of entering into the Stock Purchase Agreement with Bank Hapoalim B.M. (the "Bank") described in Items 4 and 6 of this Statement, and to acquire shares of capital stock of the Issuer cpursuant to such agreement or otherwise.

          The Directors, executive officers and controlling persons of Rebar are Benjamin Steinmetz, Daniel Steinmetz and Raz
Steinmetz (the "Principals").

          Benjamin Steinmetz, the President and a Director of Rebar, is a citizen of Israel and a resident of Belgium. His business address is c/o R. Steinmetz & Sons BVBA, Schupstraat 17, 2018 Antwerp, Belgium. His principal business activity is the management of family owned companies engaged in the rough and polished diamond business.

          Daniel Steinmetz, a Vice President and a Director of Rebar, is a citizen and resident of Israel. His business address is c/o R. Steinmetz & Sons Diamonds, 1 Jabotinsky Street, Ramat Gan, Israel. His principal business activity is the management of family owned companies engaged in the rough and polished diamond business.

          Raz Steinmetz, Vice President and Secretary and a Director of Rebar, is a citizen of Israel and a temporary resident of the United States. His current residence address is 6 Kings Point Road, Great Neck, New York. At present, Mr. Raz Steinmetz is involved in managing family investments and assisting in the operations of the family's diamond business in the United States.

          (d), (e). During the last five years, none of Rebar or any of its directors, officers or controlling persons has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration

          Rebar intends to finance the acquisition of the Shares through equity contributions from its shareholders and with the proceeds of a loan from an Israeli or European banking institution. Although no arrangements have yet been entered into with any lender, Rebar expects that it will pledge all or part of the Sold Shares (as defined below) as collateral for the acquisition loans.

Item 4.   Purpose of Transaction

          On May 12, 1996, Rebar and the Principals entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Bank and with Atad Hevra Lehashkaot Limited, a wholly owned subsidiary of the Bank ("Atad" and, together with the Bank, the "Seller"), pursuant to which, among other things, Rebar has agreed to purchase either 7,242,352 shares of Class A Stock or 1,500,001 shares of Common Stock, par value $1.00 per share (the "Common Stock") of the Issuer and 5,742,351 shares of Class A Stock (the "Sale"). The shares of Class A Stock, or Class A Stock and Common Stock, Rebar is required to purchase are hereinafter referred to as the "Sold Shares."

          Rebar intends to acquire the Class A Stock, or the Class A Stock and the Common Stock, for investment purposes. After the Closing, the principals of Rebar intend to become actively involved in the management of the business of the Issuer, including participating in the establishment of corporate objectives and strategies and the selection, evaluation and disposition of investments.

          Reference is made to Item 6 of this Statement for a description of certain terms of the Stock Purchase Agreement, including provisions relating to changes in the capital structure and composition of the Board of Directors of the Issuer.

Item 5.   Interest in Securities of the Issuer

          Under the Stock Purchase Agreement, Rebar will acquire up to 7,242,352 shares of Class A Stock of the Issuer. Based on the number of shares of Class A Stock of the Issuer outstanding as set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, if Rebar acquires all 7,242,352 shares of Class A Stock, it will hold 35.4% of the issued and outstanding shares of Class A Stock.

          As described under Items 4 and 6 of this Statement, the Seller, in lieu of the foregoing, may elect to sell to Rebar 5,742,351 shares of Class A Stock and 1,500,001 shares of the Issuer's Common Stock. In such event, Rebar will be the beneficial owner of 28.1% of the issued and outstanding shares of Class A Stock and of more than 50% of the Issuer's issued and outstanding Common Stock.

          Upon completion of the Sale, Rebar will have sole voting and dispositive power with regard to the shares of Class A
Stock, and any shares of Common Stock, acquired by Rebar pursuant to the Stock Purchase Agreement.

          Other than entering into the Stock Purchase Agreement, none of Rebar or any of the Principals has effected any transactions during the past sixty days with respect to the Class
A Stock or any other securities of the Issuer.

          Under the terms of the Stock Purchase Agreement, the Seller is obligated to deliver to Rebar any dividend declared or paid with respect to the Sold Shares from the date the Stock
Purchase Agreement was signed until the date of the final closing.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Pursuant to the Stock Purchase Agreement, the Seller may sell to Rebar, at the option of the Seller, either (i) 7,242,352 shares of Class A Stock (the "First Alternative"), or
(ii) 1,500,001 shares of Common Stock and 5,742,351 shares of Class A Stock (the "Second Alternative").

          If the Seller elects either the First Alternative or the Second Alternative, the Seller must deliver to Rebar 5,742,351 (or in the discretion of the Seller a lesser number of shares) of Class A Stock at a closing which is expected to occur five business days after the obtaining of the approval of the Sale by certain Israeli governmental agencies (the "Closing").
At a supplemental closing (the "Supplemental Closing"), the Seller must deliver to Rebar either (i) if the Seller has elected the First Alternative, a number of shares of Class A Stock that, when added to the number of shares of Class A Stock delivered at the Closing, equals 7,242,352 shares of Class A Stock, or (ii) if the Seller elects the Second Alternative, 1,500,001 shares of Common Stock and a number of shares of Class A Stock that, when added to the number of shares of Class A Stock delivered at the Closing, equals 5,742,351 shares of Class A Stock. The Supplemental Closing must take place no later than March 31, 1997, except that if the Bank receives an extension from the Central Bank of the State of Israel to complete the Sale, the latest date by which the Supplemental Closing must occur shall be extended to the earlier of either the expiration date of the extension granted by the Central Bank of the State of Israel, or September 30, 1997. The Bank may elect to hold the Supplemental Closing at the same time as the Closing.

     The price per share of Class A Stock to be paid by Rebar under either the First Alternative or the Second Alternative is $7.74 plus the amount of interest at LIBOR accrued from February 16, 1996 until the date of payment (the "Share Price"). If the Seller delivers at the Closing 5,742,351 shares of Class A Stock, Rebar is obligated to pay at the Closing the Share Price multiplied by 7,242,352. If the Seller delivers at the Closing fewer than 5,742,351 shares of Class A Stock, Rebar is obligated at the Closing and the Supplemental Closing to pay only the Share Price multiplied by the number of shares of Class A Stock actually delivered at the Closing or the Supplemental Closing, as the case may be. In addition, if the Seller elects the Second Alternative and delivers Common Stock at the Supplemental Closing, Rebar will be obligated to pay, in addition to the Share Price for the Class A Stock delivered, an additional purchase price on account of the Common Stock.

          The Stock Purchase Agreement provides that for so long as the Seller has not delivered the Common Stock under the Second Alternative, or for so long as the date of the Supplemental Closing has not occurred, the Seller may elect to either (i) initiate a reclassification of Ampal's Common Stock into Class A Stock (the "Reclassification"), or (ii) waive its weighted voting rights with respect to the Common Stock (the "Waiver"). The Stock Purchase Agreement also provides that Rebar is required, if requested in writing by the Seller, to vote for any resolution in connection with the Reclassification or the Waiver on the terms set forth in the Stock Purchase Agreement. In the event the Seller owns any shares of Common Stock after the Reclassification or the Waiver, the Seller has agreed to vote such shares, whenever the holders of the Common Stock are entitled to vote on any matter as a class, in the same manner voted by the holders of the shares of the Class A Stock.

          The Stock Purchase Agreement also provides that in the event that the Seller elects the First Alternative without the Reclassification having been completed by the date of the Supplemental Closing, the Seller is obligated to effect the Waiver by the date of the Supplemental Closing, and until the Supplemental Closing occurs, the Waiver shall be deemed to be effective on the date of the Closing, provided that the Seller shall be entitled to exercise its weighted voting rights with respect to the Common Stock in order to fulfill its obligations and exercise its rights under the Stock Purchase Agreement. However, the Stock Purchase Agreement further provides the Seller can elect the First Alternative prior to the completion of the Reclassification or the Waiver, provided that either the Reclassification or the Waiver be completed by March 31, 1997.
In the event the Seller elects the Second Alternative, the Seller would not be permitted to initiate the Reclassification.

          The Stock Purchase Agreement also provides that following the date of the Closing and until the date of the Supplemental Closing, the Seller shall use its best efforts to add three directors designated by Rebar to the Issuer's Board of Directors until such time as directors are elected at a meeting of the Issuer's shareholders. In addition, the Seller undertook that if the Reclassification or the Waiver takes place prior to the date of the Supplemental Closing, it would, (i) take the necessary legal steps to cause the Issuer's Board of Directors to call a shareholder meeting not later than March 31, 1997 (the "Election Shareholder Meeting"), (ii) vote in the Election Shareholder Meeting for a new Board of Directors which will consist of thirteen directors, of which ten directors will be designated by Rebar and three directors will be designated by the Seller, and (iii) take whatever action is legally required so that immediately after the Reclassification or the Waiver, and until the Election Shareholder Meeting, the number of directors designated by Rebar shall be greater than the number of directors designated by the Seller. In the event that the date of the Supplemental Closing occurs prior to the Reclassification or to the Waiver, the Seller's undertakings (i), (ii) and (iii), as mentioned above, shall be carried out either simultaneously with or immediately after the date of the Supplemental Closing. In addition, the Stock Purchase Agreement provides that for so long as the Bank, directly or indirectly, holds at least 8-1/3% of the voting rights in the Issuer, Rebar will use its best efforts so that the Issuer's Board of Directors shall consist of directors designated by the Bank reflecting the Bank's proportionate holdings in the Issuer.

          During the period between the signing of the Stock Purchase Agreement and the date of the Closing, the Seller is required under the terms of the Stock Purchase Agreement to vote its shares in the Issuer's shareholder meetings against (i) any amendment to Ampal's Certificate of Incorporation or By Laws, which is not part of the Reclassification or the Waiver, and (ii) any other resolution that might infringe upon the Purchaser's rights pursuant to the Stock Purchase Agreement. The Seller also undertook to exercise its legitimate influence with respect to the Issuer to prevent transactions by the Issuer that might infringe upon Rebar's rights pursuant to the Stock Purchase Agreement, or that are not in the ordinary course of business, and with respect to which Rebar expresses its objection. In addition, the Seller undertook not to sell, pledge or transfer in any other way any of its Common Stock (i) prior to the Supplemental Closing, or (ii) prior to the Reclassification, in the event that the date of the Supplemental Closing occurs prior to the Reclassification.

          Pursuant to the Stock Purchase Agreement Rebar agreed, subject to certain conditions, that for so long as the Bank, directly and indirectly, holds at least 19 1/2% of the voting rights in the Issuer, to use its best efforts to preserve the Bank's interests in the Issuer and to ensure that the interests of the Bank are not prejudiced by any future activities of the Issuer (including by enabling the Seller to participate in future private placements by the Issuer in order to maintain its proportionate interest in the Issuer).

          The Stock Purchase Agreement also provides that if, as a result of the Waiver, the Common Stock dividend rights are not equalized to the Class A Stock dividend rights, and authority to approve certain dividend resolutions (as set forth in the Stock Purchase Agreement) other than the mandatory dividend on the 4% Preferred Stock and on the 6 1/2% Preferred Stock, is not delegated to the Issuer's shareholders, while preserving the weighted voting rights of the Common Stock for these purposes, then Rebar will support a dividend distribution only if the dividend rate on the Common Stock is identical to the dividend rate on the Class A Stock. If dividends are declared and paid at different rates, and if Rebar supported the dividend declaration in violation of the foregoing covenant, then Rebar is obligated under the Stock Purchase Agreement to make a compensatory payment to the Seller.

          The Stock Purchase Agreement further provides that Rebar will have certain rights of first refusal with respect to future sales by the Seller of its shares in Ampal. In addition, under certain circumstances, Rebar is entitled to purchase from the Seller a number of shares of Class A Stock equal to the number of shares sold by the Seller in market transactions. The Seller has the right, under certain circumstances, to participate in future private sales by Rebar of its shares of Class A Stock.

          The description of the Stock Purchase Agreement set forth herein is only a summary of certain provisions of the Stock Purchase Agreement and is qualified by reference to the text of that agreement which will be filed as an exhibit hereto, and is hereby incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits

          An English translation of the Stock Purchase Agreement, dated May 12, 1996, by and among Bank Hapoalim B.M., Atad Hevra
Lehashkaot Limited, and Rebar Financial Corp., Benjamin
Steinmetz, Daniel Steinmetz and Raz Steinmetz will be filed by amendment as soon as available.

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                   REBAR FINANCIAL CORP.



                                   By:/s/ Benjamin Steinmetz
                                   __________________________
                                      Name:   Benjamin Steinmetz
                                      Title:  President

Dated:  May 22, 1996